UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42832

Klarna Group plc
(Translation of Registrant’s Name into English)

10 York Road
London SE1 7ND
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On May 27, 2026, Klarna Group plc (the "Company") published and made available to its shareholders the Notice of Annual General Meeting to be held on June 22, 2026 (the "AGM Notice"), which is furnished herewith as Exhibit 99.1, the proxy form distributed to shareholders in connection with the Annual General Meeting (the "AGM"), which is furnished herewith as Exhibit 99.2, the Annual Report and Accounts for the year ended December 31, 2025 (the "Annual Report"), which is furnished herewith as Exhibit 99.3, and the Directors' Remuneration Report for the year ended December 31, 2025 (including the Directors' Remuneration Policy set out in it) (the "DRR"), which is furnished herewith as Exhibit 99.4.

The information contained in this report on Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBITS
The following exhibits are attached:

Exhibit No.	Description

99.1	2026 AGM - Notice of Meeting

99.2	2026 AGM - Proxy form

99.3	Annual Report 2025

99.4	Directors Remuneration Report 2025 and Policy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLARNA GROUP PLC

Date: May 27, 2026	By:	/s/ Niclas Neglen
Name: Niclas Neglen Title: Chief Financial Officer